UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47558

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kroll Securities, LLC (f/k/a Duff & Phelps)**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

167 N Green St, Floor 12

(No. and Street)

Chicago	**IL**	**60607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	**212-668-8700**	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	**596**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Burt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kroll Securities, LLC _____, as of 12/31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Steven M Burt_

Title: President

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KROLL SECURITIES, LLC

(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)

FINANCIAL STATEMENTS

AND SUPPORTING SCHEDULES WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND EXEMPTION REPORT WITH

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2024

TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Kroll Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Kroll Securities, LLC (the "Company"), as of December 31, 2024, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

CohnReznick LLP

New York, New York
March 7, 2025

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash	$	3,452,573
Unbilled services		5,506,557
Accounts receivable		2,808,731
Prepaid expenses and other current assets		70,793
TOTAL ASSETS	$	11,838,654
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	146,870
Due to Parent		1,077,028
Deferred revenue		1,050,697
TOTAL LIABILITIES		2,274,595
COMMITMENT and CONTINGENCIES		
MEMBER'S EQUITY		9,564,059
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,838,654

The accompanying notes are an integral part of these financial statements.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE:		
Advisory fees	$	38,853,812
Client reimbursable revenue		720,446
TOTAL REVENUE		39,574,258
OPERATING EXPENSES:		
Allocated expenses from Parent Company		25,802,298
Client reimbursable expense		720,446
Regulatory fees and expenses		429,256
TOTAL OPERATING EXPENSES		26,952,000
NET INCOME	$	12,622,258

The accompanying notes are an integral part of these financial statements.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's investment	Undistributed earnings	Member's equity
Balance as of January 1, 2024	$ 3,951,500	$ (2,409,699)	$ 1,541,801
Distribution to Parent Company	-	(4,600,000)	(4,600,000)
Net income	-	12,622,258	12,622,258
Balance as of December 31, 2024	$ 3,951,500	$ 5,612,559	$ 9,564,059

The accompanying notes are an integral part of these financial statements.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	12,622,258
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in operating assets:		
Unbilled services		(5,509,836)
Accounts receivable		(2,324,334)
Prepaid expenses and other current assets		8,479
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		65,646
Due to Parent		684,241
Deferred revenue		(185,036)
Net cash provided by operating activities		5,361,418

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution to Parent Company		(4,600,000)
Net cash used in financing activities		(4,600,000)

NET INCREASE IN CASH		761,418
CASH AT BEGINNING OF THE YEAR		2,691,155
CASH AT END OF THE YEAR	$	3,452,573

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Kroll Securities, LLC (the "Company") is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Kroll, LLC (the Parent Company or Member).

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company performs private placement of debt and equity securities, mergers, and acquisition advisory, financial advisory and restructuring advisory services. The Company met the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2024, without exception.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Advisory fees from mergers and acquisitions and portfolio valuation secondary market trading engagements are recognized at a point in time when the related transaction is completed. Advisory fees from transaction opinions, transaction advisory services and restructuring engagements are recognized over time using a time elapsed measurement of progress.

2. Summary of Significant Accounting Policies (continued)

Contract Balances

The change in the Company's contract assets and liabilities during the year ended December 31, 2024, primarily reflects the timing difference between the Company's performance obligations and receipt of customer payments. The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	Balance as of January 1, 2024	Increase (Decrease)	Balance as of December 31, 2024
Receivables	$ 484,397	$ 2,324,334	$ 2,808,731
Contract assets [a]	(3,279)	5,509,836	5,506,557
Contract liabilities [b]	1,235,733	(185,036)	1,050,697

(a) Included in unbilled service on the statement of financial condition
(b) Included in deferred revenue on the statement of financial condition

The decrease in the contract liabilities is due to the recognition of retainers incl, including the 2023 balance of $1,235,733 as revenue in the current year, offset by $1,050,697 of new retainers in 2024.

Revenue from engagements primarily consists of fees generated in connection with mergers and acquisitions and private capital markets success fees, and retainers. Success fees associated with merger and acquisition engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised services and the customer has obtained control. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. The expected duration of contracts is six to twelve months.

Fees received prior to the completion of the transaction, including retainer fees and advisory fees, are deferred within deferred revenue on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenue. Expense reimbursements that are billable to clients are included in total revenue, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

As of December 31, 2024, the Company had approximately $5.5 million of unbilled services related to completed client engagements, primarily consisting of advisory services related to mergers and acquisitions. These fees are expected to be billed and collected during the first quarter of 2025.

2. Summary of Significant Accounting Policies (continued)

Current Expected Credit Losses

The Company identified accounts receivable and unbilled services under Accounting Standards Update ("ASU") 2016-13. The Company evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and receivables utilizing the Current Expected Credit Losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable and unbilled services is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Disaggregation of Revenue

The Company disaggregates revenue based on service line and believes the same information provides a reasonable representation of how performance obligations relate to the nature, amount, timing, and uncertainty of revenue and cash flows. Revenue recognized by service line is presented below:

	Year Ended December 31, 2024
Mergers and acquisitions	$ 35,286,551
PV Secondary market trading	1,797,815
Transaction opinions	1,769,446
	$ 38,853,812

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in the statement of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

Personal Assets and Liabilities

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and, if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

The Company's U.S. federal and state income tax returns prior to fiscal year 2021 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash

The Company maintains cash at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

Segement Reporting

In November 2023, FASB issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures to better help understand the Company's overall performance and assess potential future cash flows. The Company adopted ASC 2023-07. See Note 6.

3. Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 85% of that month's cash revenue recognized, whereby shared management expenses, as outlined in the agreement, are recognized by the Company. These expenses are paid by the Parent Company and are deemed to be consumed by Kroll, LLC. These expenses include, but are not limited to, shared services, such as rent, office equipment and supplies, recruiting, training, and marketing. The following specific expenses will be paid directly from the Company; fees of auditors, accountants, attorneys, and other professionals incurred in the ordinary course of business, and the costs of compliance with regulatory requirements. The agreement is in accordance with FINRA Notice to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required. The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $1,177,978 at December 31, 2024, which is $1,096,385 in excess of its net capital requirement of $81,593. Aggregate indebtedness was $1,223,896 at December 31, 2024.

5. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. Concentration of Revenue

For the year ended December 31, 2024, the Company derived approximately 24% of its total revenue from two clients. The revenue related to advisory fees for mergers and acquisitions services provided. While this concentration represents a significant portion of revenue for the current year, these two clients are not considered a recurring or major clients, and the Company does not anticipate a similar level of revenue concentration with these clients in future periods. The Company's revenue are generally diversified across a broad client base. Therefore, the Company does not believe this concentration represents a significant ongoing risk to its operations. However, the loss of these two clients business in the current year would have had a material adverse effect on the current year's results.

8. Subsequent Events

Management has evaluated events and transactions occurring after the date of the statement of financial condition through March 7, 2025. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2024

NET CAPITAL

Member's equity:	$	9,564,059
Non-allowable assets:		
Unbilled services		5,506,557
Accounts receivable		2,808,731
Prepaid expenses and other current assets		70,793
Total non-allowable assets		8,386,081
Net capital	$	1,177,978

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	146,870
Due to Parent		1,077,026
Aggregate indebtedness	$	1,223,896

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	81,593
Excess net capital	$	1,096,385
Percentage of aggregate indebtedness to net capital		103.90%

There are no material differences between the preceding computation and the Company's most recently filed unaudited Amended Part II of Form X-17A-5 as filed on March 7, 2025.

See accompanying report of independent registered public accounting firm.

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
Supplementary Information
Schedule II - Computation for Determination of Reserve Requirements Pursuant to SEA Rule 15c3-3
and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)
December 31, 2024

The Company files an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 as it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

See accompanying report of independent registered public accounting firm.


Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Kroll Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kroll Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §17a-5(d)(1) and (4) under which the Company claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

New York, New York
March 7, 2025

KROLL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF KROLL, LLC)
EXEMPTION REPORT
DECEMBER 31, 2024

Kroll Securities, LLC ("Kroll Securities", the "Company" f/k/a Duff & Phelps Securities , LLC) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kroll Securities, LLC

I, Stephen Burt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Steph M Burt

Title: President

Date: 3/7/2025

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